July 13, 2011

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

RE:	Thrivent Mutual Funds

Definitive Proxy Statement

1933 Act File No. 33-12911

Dear Ms. Browning:

Thank you for your assistance in reviewing the preliminary proxy statement of Thrivent Real Estate Securities Fund (the “Fund), a series of Thrivent Mutual Funds (the “Registrant”). The Fund, through the attached definitive proxy statement, is seeking the approval of its shareholders to change its diversification status and its industry concentration policy. As is typical of cover letters to filings that have been reviewed by the SEC Staff, we are including the Tandy letter representations. The representations are as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704. Our plan is to distribute the definitive proxy statement on or about July 25, 2011.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

Senior Counsel

Thrivent Financial for Lutherans